EXHIBIT 99.1

Molecular Partners Announces Collaboration with Novartis to Develop DARPin-Conjugated Radioligand Therapeutic Candidates for Oncology

  Collaboration to leverage world class capabilities of Molecular Partners DARPin platform with Novartis’ in radioligand therapy to explore the potential for novel targeted therapies for cancer
  Novartis will pay $20 million upfront, commercial royalties up to low double-digits, and milestone payments.

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., Dec. 14, 2021 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR:

Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today announced a collaboration with Novartis in the form of a license agreement to develop, manufacture and commercialize DARPin-conjugated radioligand therapies (DARPin-RLTs). The collaboration will combine Molecular Partners’ industry-leading ability to rapidly generate high-affinity DARPins and the RLT capabilities and expertise of Novartis.

By harnessing the power of radioactive atoms and applying it to cancers through targeted radioligand therapy, RLTs have the potential to deliver molecularly targeted radiation to tumor cells anywhere in the body. Under the terms of the agreement, Molecular Partners will collaborate with Novartis to discover DARPin-RLTs that target specific tumor associated antigens. DARPins have great potential to enable robust, tumor-specific delivery of radioligands owing to their small size, allowing for greater tumor penetration, and high specificity and affinity.

“We are very pleased to announce this new collaboration with Novartis. For several years, the team at NIBR has established themselves as the world leader in the RLT field and working with them on this program is an easy choice to make,” said Patrick Amstutz, CEO of Molecular Partners. “While DARPins can be designed to perform any number of biological tasks, here we highlight some of their innate characteristics, including small size and high specificity and affinity, which may offer an advantage to RLT’s which often require a highly specific delivery vehicle.”

“Radioligand therapy is a transformative platform for delivering radiation to target cells, and DARPins are a unique modality for specifically targeting tumors,” said Jay Bradner, President of the Novartis Institutes for BioMedical Research. “The marriage of these two technologies is designed to enable us to target radioligands directly to tumor cells anywhere in the body with the goal of improving and extending patients’ lives.”

Under the agreement, both parties will collaborate on the discovery and optimization of the therapeutic candidates. Novartis would be responsible for all clinical development and commercialization activities. Novartis will pay $20 million upfront to Molecular Partners, total potential development, regulatory and commercialization milestone payments of up to $560 million, and up to low double-digit percent of royalties.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of ophthalmology, oncology and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates, including expectations regarding timing of clinical trials or the potential therapeutic and clinical benefits of Molecular Partners’ product candidates, including ensovibep’s potency against future viral mutations and variants of SARS-CoV-2. These statements may be identified by words such as “expect”, “may”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners AG’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from our expectations include our ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; our reliance on third party partners and collaborators over which we may not always have full control; our plans to develop and potentially commercialize our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and ability to achieve market acceptance of our product candidates; the potential impact of the COVID-19 pandemic on our operations or clinical trials; the risk that testing may not confirm the efficacy of ensovibep against a virus that recapitulates all the mutations simultaneously (a full Omicron pseudo-variant); our plans and development of any new indications for our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; our ability to identify and in-license additional product candidates; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Registration Statement on Form F-1 filed with Securities and Exchange Commission (SEC) on June 14, 2021 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at http://www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please contact:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Shai Biran, Ph.D.
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952